EXHIBIT  1

To the Holders of:
CorTS Trust for Bellsouth Capital Funding Debentures
7.12% Corporate-Backed Trust Securities (CorTS) Certificates
*CUSIP:  22081F201

U.S. Bank Trust National Association, as Trustee for the CorTS Trust for Bellsouth Capital Funding Debentures, hereby gives notice with respect to the Distribution Date of July 15, 2004 (the "Distribution Date") as follows:

1. The amount of the distribution payable to the Certificateholders on the Distribution Date allocable to principal and premium, if any, and interest, expressed as a dollar amount per $25 Certificate, is as set forth below:

     Principal                Interest                 Total Distribution
     ---------                --------                 ------------------
     $    0.000000            $  0.890000              $  0.890000

2. The amount of aggregate interest due and not paid as of the Distribution Date is $0.000000.

3. No fees have been paid to the Trustee or any other party from the proceeds of the Term Assets.

4. $48,888,000 aggregate principal amount of Bellsouth Capital Funding Corporation 7.12% Debentures due July 15, 2097 (the "Term Assets") are held for the above trust.

5. At the close of business on the Distribution Date, 1,955,520 Certificates representing $48,888,000 aggregate Certificate Principal Balance were outstanding.

6. The current rating of the Term Assets is not provided in this report. Ratings can be obtained from Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., by calling 212-438-2400 and from Moody's Investors Service, Inc. by calling 212-553-0377.

U.S.  Bank Trust National Association, as Trustee


*The Trustee shall not be held responsible for the selection or use of the CUSIP number nor is any representation made as to its correctness. It is included solely for the convenience of the Holders.


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